As filed with the Securities and Exchange Commission on March 23, 2021
File Nos. 333-02381/811-07589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☒
Pre-Effective Amendment No.
☐
Post-Effective Amendment No. 172
☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒
Amendment No. 173
☒

THE HARTFORD MUTUAL FUNDS, INC.
(Exact Name of Registrant as Specified in Charter)

690 Lee Road
Wayne, Pennsylvania 19087
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (610) 386-4068

Thomas R. Phillips, Esquire
Hartford Funds Management Company, LLC
690 Lee Road
Wayne, Pennsylvania 19087
(Name and Address of Agent for Service)

Copy to:
John V. O’Hanlon, Esquire
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, Massachusetts 02110-2605

  This Post-Effective Amendment No. 172 to the Registration Statement on Form N-1A (File No. 333-02381) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 172 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 172 does not change the form of the Prospectuses or Statement of Additional Information relating to Post-Effective Amendment No. 171 filed electronically on February 26, 2021 with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 172 shall become effective upon filing with the SEC.

THE HARTFORD MUTUAL FUNDS, INC.
PART C
OTHER INFORMATION
Item 28. Exhibits
a.(i)
Articles of Restatement dated July 9, 2010 (incorporated by reference to Post-Effective Amendment No. 86 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 15, 2010)
a.(ii)
Articles Supplementary dated July 14, 2011 (incorporated by reference to Post-Effective Amendment No. 94 to Registration Statement on Form N-1A (File No. 333-02381) filed on September 30, 2011)
a.(iii)
Articles of Amendment dated July 14, 2011 (incorporated by reference to Post-Effective Amendment No. 94 to Registration Statement on Form N-1A (File No. 333-02381) filed on September 30, 2011)
a.(iv)
Articles of Amendment dated August 8, 2011 (incorporated by reference to Post-Effective Amendment No. 94 to Registration Statement on Form N-1A (File No. 333-02381) filed on September 30, 2011)
a.(v)
Articles Supplementary dated August 10, 2011 (incorporated by reference to Post-Effective Amendment No. 94 to Registration Statement on Form N-1A (File No. 333-02381) filed on September 30, 2011)
a.(vi)
Articles of Amendment dated April 11, 2012 (incorporated by reference to Post-Effective Amendment No. 107 to Registration Statement on Form N-1A (File No. 333-02381) filed on September 17, 2012)
a.(vii)
Articles of Amendment dated April 27, 2012 (incorporated by reference to Post-Effective Amendment No. 107 to Registration Statement on Form N-1A (File No. 333-02381) filed on September 17, 2012)
a.(viii)
Articles Supplementary dated April 27, 2012 (incorporated by reference to Post-Effective Amendment No. 107 to Registration Statement on Form N-1A (File No. 333-02381) filed on September 17, 2012)
a.(ix)
Articles Supplementary dated June 1, 2012 (incorporated by reference to Post-Effective Amendment No. 107 to Registration Statement on Form N-1A (File No. 333-02381) filed on September 17, 2012)
a.(x)
Articles Supplementary dated October 31, 2012 (incorporated by reference to Post-Effective Amendment No. 109 to Registration Statement on Form N-1A (File No. 333-02381) filed on November 30, 2012)
a.(xi)
Certificate of Correction dated January 24, 2013 (incorporated by reference to Post-Effective Amendment No. 116 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2013)
a.(xii)
Articles Supplementary dated February 27, 2013 (incorporated by reference to Post-Effective Amendment No. 116 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2013)
a.(xiii)
Articles Supplementary dated June 28, 2013 (incorporated by reference to Post-Effective Amendment No. 121 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 19, 2013)
a.(xiv)
Articles Supplementary dated August 7, 2013 (incorporated by reference to Post-Effective Amendment No. 121 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 19, 2013)
a.(xv)
Articles Supplementary dated November 19, 2013 (incorporated by reference to Post-Effective Amendment No. 119 to Registration Statement on Form N-1A (File No. 333-02381) filed on November 29, 2013)

a.(xvi)
Articles of Amendment dated February 25, 2014 (incorporated by reference to Post-Effective Amendment No. 123 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2014)
a.(xvii)
Articles Supplementary dated March 6, 2014 (incorporated by reference to Post-Effective Amendment No. 126 to Registration Statement on Form N-1A (File No. 333-02381) filed on April 30, 2014)
a.(xviii)
Certificate of Correction dated April 29, 2014 (incorporated by reference to Post-Effective Amendment No. 126 to Registration Statement on Form N-1A (File No. 333-02381) filed on April 30, 2014)
a.(xix)
Articles of Amendment dated May 20, 2014 (incorporated by reference to Post-Effective Amendment No. 128 to Registration Statement on Form N-1A (File No. 333-02381) filed on May 30, 2014)
a.(xx)
Articles Supplementary dated July 23, 2014 (incorporated by reference to Post-Effective Amendment No. 132 to Registration Statement on Form N-1A (File No. 333-02381) filed on August 29, 2014)
a.(xxi)
Articles Supplementary dated October 27, 2014 (incorporated by reference to Post-Effective Amendment No. 134 to Registration Statement on Form N-1A (File No. 333-02381) filed on November 7, 2014)
a.(xxii)
Articles Supplementary dated November 24, 2014 (incorporated by reference to Post-Effective Amendment No. 136 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 19, 2014)
a.(xxiii)
Articles Supplementary dated February 18, 2015 (incorporated by reference to Post-Effective Amendment No. 137 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 27, 2015)
a.(xxiv)
Articles of Amendment dated March 24, 2015 (incorporated by reference to Post-Effective Amendment No. 143 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 22, 2015)
a.(xxv)
Articles Supplementary dated May 26, 2015 (incorporated by reference to Post-Effective Amendment No. 140 to Registration Statement on Form N-1A (File No. 333-02381) filed on May 28, 2015)
a.(xxvi)
Articles of Amendment dated May 28, 2015 (incorporated by reference to Post-Effective Amendment No. 143 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 22, 2015)
a.(xxvii)
Articles of Amendment dated July 7, 2015 (incorporated by reference to Post-Effective Amendment No. 143 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 22, 2015)
a.(xxviii)
Articles of Amendment dated August 31, 2015 (incorporated by reference to Post-Effective Amendment No. 143 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 22, 2015)
a.(xxix)
Articles Supplementary dated February 10, 2016 (incorporated by reference to Post-Effective Amendment No. 144 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 29, 2016)
a.(xxx)
Articles Supplementary dated June 1, 2016 (incorporated by reference to Post-Effective Amendment No. 150 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 27, 2016)
a.(xxxi)
Articles Supplementary dated November 11, 2016 (incorporated by reference to Post-Effective Amendment No. 150 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 27, 2016)

a.(xxxii)
Articles Supplementary dated February 23, 2017 (incorporated by reference to Post-Effective Amendment No. 153 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2017)
a.(xxxiii)
Articles Supplementary dated August 4, 2017 (incorporated by reference to Post-Effective Amendment No. 159 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 20, 2018)
a.(xxxiv)
Articles Supplementary dated February 14, 2018 (incorporated by reference to Post-Effective Amendment No. 157 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2018)
a.(xxxv)
Articles Supplementary dated May 9, 2018 (incorporated by reference to Post-Effective Amendment No. 159 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 20, 2018)
a.(xxxvi)
Articles Supplementary dated August 23, 2018 (incorporated by reference to Post-Effective Amendment No. 159 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 20, 2018)
a.(xxxvii)
Articles of Amendment dated October 9, 2018 (incorporated by reference to Post-Effective Amendment No. 159 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 20, 2018)
a.(xxxviii)
Articles Supplementary dated November 13, 2018 (incorporated by reference to Post-Effective Amendment No. 159 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 20, 2018)
a.(xxxix)
Articles Supplementary dated February 13, 2019 (incorporated by reference to Post-Effective Amendment No. 160 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2019)
a.(xl)
Articles of Amendment dated April 2, 2019 (incorporated by reference to Post-Effective Amendment No. 163 to Registration Statement on Form N-1A (File No. 333-02381) filed on April 30, 2019)
a.(xli)
Articles Supplementary dated May 6, 2019 (incorporated by reference to Post-Effective Amendment No. 166 to Registration Statement on Form N-1A (File No. 333-02381) filed on July 10, 2019)
a.(xlii)
Articles of Amendment dated July 8, 2019 (incorporated by reference to Post-Effective Amendment No. 166 to Registration Statement on Form N-1A (File No. 333-02381) filed on July 10, 2019)
a.(xliii)
Articles Supplementary dated August 12, 2019 (incorporated by reference to Post-Effective Amendment No. 168 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 13, 2019)
a.(xliv)
Articles of Amendment dated October 14, 2019 (incorporated by reference to Post-Effective Amendment No. 168 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 13, 2019)
a.(xlv)
Articles Supplementary dated February 24, 2020 (incorporated by reference to Post-Effective Amendment No. 169 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2020)
a.(xlvi)
Articles Supplementary dated May 22, 2020 (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
a.(xlvii)
Articles Supplementary dated August 31, 2020 (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
a.(xlviii)
Certificate of Correction dated December 7, 2020 (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)

a.(xlix)
Articles Supplementary dated December 21, 2020 (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
b.
Amended and Restated Bylaws (incorporated by reference to Post-Effective Amendment No. 157 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2018)
c.
Not Applicable
d.(i).a
Investment Management Agreement with Hartford Funds Management Company, LLC with respect to Floating Rate High Income Fund, Healthcare Fund, Municipal Opportunities Fund and Small Company Fund (incorporated by reference to Post-Effective Amendment No. 132 to Registration Statement on Form N-1A (File No. 333-02381) filed on August 29, 2014)
d.(i).b
Schedules A and B to the Investment Management Agreement with Hartford Funds Management Company, LLC with respect to Floating Rate High Income Fund, Healthcare Fund, Municipal Opportunities Fund and Small Company Fund (incorporated by reference to Post-Effective Amendment No. 150 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 27, 2016)
d.(ii).a
Investment Management Agreement with Hartford Funds Management Company, LLC with respect to all Funds, except Floating Rate High Income Fund, Healthcare Fund, Municipal Opportunities Fund, Small Company Fund and Global Impact Fund (incorporated by reference to Post-Effective Amendment No. 149 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 8, 2016)
d.(ii).b
Form of Amendment to the Investment Management Agreement with Hartford Funds Management Company, LLC with respect to all Funds, except Floating Rate High Income Fund, Healthcare Fund, Municipal Opportunities Fund, Small Company Fund and Global Impact Fund (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
d.(iii)
Investment Management Agreement with Hartford Funds Management Company, LLC with respect to Global Impact Fund (incorporated by reference to Post-Effective Amendment No. 157 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2018)
d.(iv).a
Sub-Advisory Agreement with Wellington Management Company LLP (incorporated by reference to Post-Effective Amendment No. 157 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2018)
d.(iv).b
Amendment Number 5 to the Sub-Advisory Agreement with Wellington Management Company LLP (incorporated by reference to Post-Effective Amendment No. 168 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 13, 2019)
d.(v)
Sub-Advisory Agreement with Schroder Investment Management North America Inc. (incorporated by reference to Post-Effective Amendment No. 168 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 13, 2019)
d.(v).a
Sub-Sub-Advisory Agreement between Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited (incorporated by reference to Post- Effective Amendment No. 168 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 13, 2019)
d.(v).b
Amendment Number 3 to the Sub-Sub-Advisory Agreement between Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited (incorporated by reference to Post-Effective Amendment No. 168 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 13, 2019)
d.(v).c
Form of Amendment Number 5 to the Sub-Sub-Advisory Agreement between Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)

e.(i).a
Amended and Restated Principal Underwriting Agreement dated January 1, 2013, as amended and restated August 7, 2013 (incorporated by reference to Post-Effective Amendment No. 131 to Registration Statement on Form N-1A (File No. 333-02381) filed on August 27, 2014)
e.(i).b
Amendment Number 1 Principal Underwriting Agreement (incorporated by reference to Post- Effective Amendment No. 119 to Registration Statement on Form N-1A (File No. 333-02381) filed on November 29, 2013)
e.(i).c
Form of Amendment Number 2 to Principal Underwriting Agreement (incorporated by reference to Post-Effective Amendment No. 126 to Registration Statement on Form N-1A (File No. 333-02381) filed on April 30, 2014)
e.(i).d
Amendment Number 3 to Principal Underwriting Agreement (incorporated by reference to Post- Effective Amendment No. 131 to Registration Statement on Form N-1A (File No. 333-02381) filed on August 27, 2014)
e.(i).e
Amendment Number 4 to Principal Underwriting Agreement (incorporated by reference to Post- Effective Amendment No. 132 to Registration Statement on form N-1A (File No. 333-02381) filed on August 29, 2014)
e.(i).f
Form of Amendment Number 5 to Principal Underwriting Agreement (incorporated by reference to Post-Effective Amendment No. 140 to Registration Statement on Form N-1A (File No. 333-02381) filed on May 28, 2015)
e.(i).g
Amendment Number 6 to Principal Underwriting Agreement (incorporated by reference to Post- Effective Amendment No. 144 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 29, 2016)
e.(i).h
Form of Amendment Number 7 to Principal Underwriting Agreement (incorporated by reference to Post-Effective Amendment No. 149 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 8, 2016)
e.(i).i
Amendment Number 8 to Principal Underwriting Agreement (incorporated by reference to Post- Effective Amendment No. 153 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2017)
e.(i).j
Amendment Number 9 to Principal Underwriting Agreement (incorporated by reference to Post- Effective Amendment No. 160 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2019)
e.(i).k
Amendment Number 10 to Principal Underwriting Agreement (incorporated by reference to Post- Effective Amendment No. 160 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2019)
e.(i).l
Amendment Number 11 to Principal Underwriting Agreement (incorporated by reference to Post- Effective Amendment No. 166 to Registration Statement on Form N-1A (File No. 333-02381) filed on July 10, 2019)
e.(i).m
Amendment Number 12 to Principal Underwriting Agreement (incorporated by reference to Post- Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
e.(i).n
Amendment Number 13 to Principal Underwriting Agreement (incorporated by reference to Post- Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
e.(ii)
Form of Selling Agreement (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
f.
Not Applicable
g.(i).a
Custodian Agreement with State Street Bank and Trust Company dated December 31, 2014 (incorporated by reference to Post-Effective Amendment No. 137 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 27, 2015)

g.(i).b
Amendment Number 2 to the Custodian Agreement dated September 27, 2017 (incorporated by reference to Post-Effective Amendment No. 159 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 20, 2018)
h.(i).a
Form of Amended and Restated Transfer Agency and Service Agreement with Hartford Administrative Services Company (incorporated by reference to Post-Effective Amendment No. 169 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2020)
h.(i).b
Form of Amendment to Schedule C of the Amended and Restated Transfer Agency and Service Agreement with Hartford Administrative Services Company (incorporated by reference to Post- Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
h.(ii)
Share Purchase Agreement (incorporated by reference to Post-Effective Amendment No. 35 to Registration Statement on Form N-1A (File No. 333-02381) filed on May 19, 2004)
h.(iii).a
Fund Accounting Agreement with Hartford Funds Management Company, LLC dated December 31, 2014 (incorporated by reference to Post-Effective Amendment No. 137 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 27, 2015)
h.(iii).b
Form of Amendment One to Fund Accounting Agreement (incorporated by reference to Post- Effective Amendment No. 140 to Registration Statement on Form N-1A (File No. 333-02381) filed on May 28, 2015)
h.(iii).c
Amendment Two to Fund Accounting Agreement (incorporated by reference to Post-Effective Amendment No. 143 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 22, 2015)
h.(iii).d
Amendment Three to Fund Accounting Agreement (incorporated by reference to Post-Effective Amendment No. 144 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 29, 2016)
h.(iii).e
Form of Amendment Four to Fund Accounting Agreement (incorporated by reference to Post- Effective Amendment No. 149 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 8, 2016)
h.(iii).f
Amendment Five to Fund Accounting Agreement (incorporated by reference to Post-Effective Amendment No. 150 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 27, 2016)
h.(iii).g
Amendment Six to Fund Accounting Agreement (incorporated by reference to Post-Effective Amendment No. 153 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2017)
h.(iii).h
Amendment Seven to Fund Accounting Agreement (incorporated by reference to Post-Effective Amendment No. 160 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2019)
h.(iii).i
Amendment Eight to Fund Accounting Agreement (incorporated by reference to Post-Effective Amendment No. 160 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2019)
h.(iii).j
Amendment Nine to Fund Accounting Agreement (incorporated by reference to Post-Effective Amendment No. 166 to Registration Statement on Form N-1A (File No. 333-02381) filed on July 10, 2019)
h.(iii).k
Form of Amendment Ten to Fund Accounting Agreement (incorporated by reference to Post- Effective Amendment No. 169 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2020)
h.(iii).l
Form of Amendment Eleven to Fund Accounting Agreement (incorporated by reference to Post- Effective Amendment No. 169 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2020)

h.(iii).m
Amendment Twelve to Fund Accounting Agreement (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
h.(iv)
Form of Amended and Restated Expense Limitation Agreement (incorporated by reference to Post- Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
h.(v)
Amended and Restated Global Securities Lending Agency Agreement with Citibank, N.A. dated October 1, 2019 (incorporated by reference to Post-Effective Amendment No. 168 to Registration Statement on Form N-1A (File No. 333-02381) filed on December 13, 2019)
i.
Opinion and Consent of Counsel (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
j.(i)
Consents of Independent Registered Public Accounting Firm (incorporated by reference to Post- Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
j.(ii)
Consent of former Independent Registered Public Accounting Firm (filed herewith)
k.
Not Applicable
l.
Not Applicable
m.
Amended and Restated Rule 12b-1 Distribution Plan for Class A, Class B, Class C, Class R3, Class R4 and Class T Shares (incorporated by reference to Post-Effective Amendment No. 160 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 28, 2019)
n.
Amended and Restated Rule 18f-3 Plan (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
o.
Reserved
p.(i)
Code of Ethics of Hartford Funds Management Company, LLC, Lattice Strategies LLC, Hartford Funds Distributors, LLC and The Hartford-Sponsored Funds dated May 1, 2020 (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
p.(ii)
Code of Ethics of Wellington Management Company LLP dated June 1, 2020 (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
p.(iii)
Code of Ethics of Schroder Investment Management North America Inc. dated April 2020 (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
p.(iv)
Code of Ethics of Schroder Investment Management North America Limited dated March 2018 (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
q.(i)
Power of Attorney dated November 2, 2020 (incorporated by reference to Post-Effective Amendment No. 171 to Registration Statement on Form N-1A (File No. 333-02381) filed on February 26, 2021)
q.(ii)
Power of Attorney for David A. Naab dated March 15, 2021 (filed herewith)
Item 29. Persons Controlled by or Under Common Control with Registrant
As of February 28, 2021, The Hartford Cayman Global Real Asset Fund, Ltd., an exempt company organized under the laws of the Cayman Islands, is 100% owned by The Hartford Global Real Asset Fund, a series of the Registrant. The Hartford Cayman Global Real Asset Fund, Ltd.’s financial statements are and will be included, on a consolidated basis, in The Hartford Global Real Asset Fund’s annual and semi-annual reports to shareholders.
As of February 28, 2021, The Hartford Growth Allocation Fund, a series of the Registrant, may be deemed to control Hartford Small Cap Value Fund, a series of the Registrant, due to its beneficial ownership of 25% or more of the outstanding shares of that Fund.

Item 30. Indemnification
Article V, paragraph (f) of the Registrant’s Articles of Restatement provides that the Registrant shall indemnify (i) its directors and officers to the full extent required or permitted by law and (ii) other employees and agents to such extent authorized by the Registrant’s board of directors or bylaws and as permitted by law; provided, however, that no such indemnification shall protect any director or officer of the Registrant against any liability to the Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. The rights of indemnification contained in Article V are not exclusive to any other rights to which any officer, director or employee seeking indemnification may be entitled.
Subsection (b) of Section 2-418 of the General Corporation Law of Maryland permits a corporation to indemnify any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against reasonable expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually incurred by him in connection with such action, suit or proceeding unless it is proved that: (i) the act or omission of the person was material to the cause of action adjudicated in the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the person actually received an improper personal benefit of money, property or services; or (iii) with respect to any criminal action or proceeding, the person had reasonable cause to believe his act or omission was unlawful.
Indemnification under subsection (b) of Section 2-418 may not be made by a corporation unless authorized for a specific proceeding after a determination has been made that indemnification is permissible in the circumstances because the party to be indemnified has met the standard of conduct set forth in subsection (b). This determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such quorum cannot be obtained, then by a majority vote of a committee of the Board consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full Board in which the designated directors who are parties may participate; (ii) by special legal counsel selected by the Board of Directors or a committee of the Board by vote as set forth in subparagraph (i),or, if the requisite quorum of the full Board cannot be obtained therefor and the committee cannot be established, by a majority vote of the full Board in which any director who is a party may participate; or (iii) by the stockholders (except that shares held by directors who are parties to the specific proceeding may not be voted). A court of appropriate jurisdiction may also order indemnification if the court determines that a person seeking indemnification is entitled to reimbursement under subsection (b).
Section 2-418 further provides that indemnification provided for by Section 2-418 shall not be deemed exclusive of any rights to which the indemnified party may be entitled; and permits a corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against or incurred by such person in any such capacity or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 2-418.
Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Registrant undertakes that it will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The Registrant’s various agreements with its service providers provide for indemnification.

Item 31. Business and Other Connections of Investment Adviser
Hartford Funds Management Company, LLC (“HFMC”) serves as the investment manager to each series of the Registrant. The executive officers of HFMC are listed in the investment adviser registration on Form ADV for HFMC (File No. 801-77209) and are hereby incorporated herein by reference thereto. The business and other connections of a substantial nature of each executive officer are given below.
Name	Position with HFMC(1)	Other Business
James E. Davey	Senior Managing Director, Chairman of the Board, President and Manager
Executive Vice President of The Hartford Financial
Services Group, Inc.(2) (“The Hartford”); Senior
Managing Director, Chairman of the Board and
Manager of Hartford Funds Distributors, LLC(3)
(“HFD”); President, Senior Managing Director,
Director and Chairman of the Board of Hartford
Administrative Services Company(4) (“HASCO”);
President, Director, Chairman and Senior Managing
Director of the Hartford Funds Management Group,
Inc.(5) (“HFMG”); and President, Chairman of the
Board and Manager of Lattice Strategies LLC(6)
(“Lattice”)

Gregory A. Frost	Managing Director, Chief Financial Officer and Manager
Director, Managing Director and Chief Financial
Officer of HASCO; Manager, Managing Director and
Chief Financial Officer of HFD; Managing Director and
Chief Financial Officer of HFMG; and Chief Financial
Officer, Assistant Treasurer and Manager of Lattice

Walter F. Garger	Secretary, Managing Director and General Counsel	Secretary, Managing Director and General Counsel of HFD, HASCO and HFMG; and Secretary and General Counsel of Lattice
Joseph G. Melcher	Executive Vice President and Chief Compliance Officer	Executive Vice President of HASCO, HFD and HFMG; and Executive Vice President and Chief Compliance Officer of Lattice
Vernon J. Meyer	Chief Investment Officer and Managing Director	Managing Director of HFMG; and Senior Vice President – Investments of Lattice
Anita Baldwin	Vice President	Vice President of HFMG
Jeffrey T. Coghan	Vice President	Senior Vice President of HFD and HFMG
Amy N. Furlong	Vice President and Assistant Treasurer	Vice President of HFMG
Allison Z. Mortensen	Vice President	Vice President of HFMG
Christopher Morvant	Vice President	None
Shannon O’Neill	Vice President and Controller	Vice President and Controller of HASCO and HFMG; Financial and Operations Principal, Vice President and Controller of HFD
Kevin F. Barnett	Assistant Secretary	Assistant Secretary of HFD, HFMG and Lattice
Eapen A. Chandy	Assistant Vice President and Assistant Treasurer	Assistant Vice President and Assistant Treasurer of HASCO, HFD, HFMG, Lattice, Hartford Investment Management Company(7) (“HIMCO”), and The Hartford
Michael J. Fixer	Assistant Vice President and Assistant Treasurer	Assistant Treasurer and Assistant Vice President of HASCO, HFD, HFMG, Lattice, and The Hartford
Audrey E. Hayden	Assistant Secretary	Assistant Secretary of HASCO, HFD, HFMG, HIMCO, and Lattice; Assistant Vice President of The Hartford
Kathleen E. Jorens	Treasurer	Treasurer of HASCO, HFMG and Lattice; Treasurer and Senior Vice President of HIMCO and The Hartford; Senior Vice President and RPG Business Line Principal of HFD
Elizabeth L. Kemp	Assistant Secretary	Assistant Secretary of HFD, HFMG, HIMCO, and Lattice
Timothy M. Ligay	Assistant Secretary	Assistant Secretary of HASCO, HFD, HFMG, HIMCO, and Lattice

Name	Position with HFMC(1)	Other Business
Gissell Novas	Assistant Secretary	Assistant Secretary of HASCO, HFD, HFMG, HIMCO, and Lattice
Keith R. Percy	Vice President	Vice President of HASCO, HFD, HFMG, HIMCO, and Lattice; Head of Corporate Tax and Senior Vice President of The Hartford
Holly P. Seitz	Assistant Secretary	Assistant Secretary of HASCO, HFD, HFMG, HIMCO, and Lattice
(1)
The principal business address for HFMC is 690 Lee Road, Wayne, Pennsylvania 19087.
(2)
The principal business address for The Hartford is One Hartford Plaza, Hartford, Connecticut 06155.
(3)
The principal business address for HFD is 690 Lee Road, Wayne, Pennsylvania 19087.
(4)
The principal business address for HASCO is 690 Lee Road, Wayne, Pennsylvania 19087.
(5)
The principal business address for HFMG is 690 Lee Road, Wayne, Pennsylvania 19087.
(6)
The principal business address for Lattice is 690 Lee Road, Wayne, Pennsylvania 19087.
(7)
The principal business address for HIMCO is One Hartford Plaza, Hartford, Connecticut 06155.
Wellington Management Company LLP (“Wellington Management”) serves as sub-adviser to certain series of the Registrant. The executive officers of Wellington Management are listed in the investment adviser registration on Form ADV for Wellington Management (File No. 801-15908) and are hereby incorporated herein by reference thereto. The officers of Wellington Management have been engaged during the past two fiscal years in no business, vocation, or employment of a substantial nature other than as directors, officers, or employees of Wellington Management or certain of its corporate affiliates.
Schroder Investment Management North America Inc. (“SIMNA”) and Schroder Investment Management North America Limited (“SIMNA Ltd.”) each serve as sub-adviser and sub-sub-adviser, respectively, to certain series of the Registrant. The executive officers of SIMNA and SIMNA Ltd. are listed in the respective investment advisers’ registration on Forms ADV (File No. 801-15834 and File No. 801-37163, respectively) and are hereby incorporated herein by reference thereto. The directors and officers of SIMNA and SIMNA Ltd. have been engaged during the past two fiscal years in no business, vocation, or employment of a substantial nature other than as directors, officers, or employees of SIMNA or certain of its corporate affiliates.
Item 32. Principal Underwriters
(a)
Hartford Funds Distributors, LLC (“HFD”) serves as the principal underwriter for each series of the Registrant and is an indirect subsidiary of The Hartford Financial Services Group, Inc. HFD is also the principal underwriter for the series of The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., and Hartford Schroders Opportunistic Income Fund.
(b)
The directors and principal officers of HFD and their position with the Registrant are as follows:
Name and Principal Business Address*	Positions and Offices with Underwriter	Position and Offices with Registrant
Kevin F. Barnett**	Assistant Secretary	None
John F. Brennan	Senior Vice President	None
Eapen A. Chandy**	Assistant Vice President and Assistant Treasurer	None
Jeffrey T. Coghan	Senior Vice President	None
James E. Davey	Chairman of the Board, Senior Managing Director and Manager	Director, President and Chief Executive Officer
Andrew S. Decker	AML Officer	AML Compliance Officer
Michael J. Fixer**	Assistant Vice President and Assistant Treasurer	None
Gregory A. Frost	Chief Financial Officer, Managing Director and Manager	None
Walter F. Garger	General Counsel, Managing Director and Secretary	Chief Legal Officer
Audrey E. Hayden**	Assistant Secretary	None
David S. Hescheles	Senior Vice President	None

Name and Principal Business Address*	Positions and Offices with Underwriter	Position and Offices with Registrant
Lucinda Hottenstein	Assistant Vice President	None
Keraya S. Jefferson	Chief Compliance Officer and Vice President	None
Kathleen E. Jorens**	Senior Vice President / RPG Business Line Principal	None
Elizabeth L. Kemp**	Assistant Secretary	None
Timothy M. Ligay**	Assistant Secretary	None
Joseph G. Melcher	Executive Vice President	Vice President and Chief Compliance Officer
Gissell Novas**	Assistant Secretary	None
Shannon O’Neill	Controller, Vice President and Financial and Operations Principal (FINOP)	None
Keith R. Percy**	Vice President	None
Holly P. Seitz**	Assistant Secretary	None
Martin A. Swanson	President, Chief Executive Officer, Chief Marketing Officer, and Managing Director	None
*
Unless otherwise indicated, principal business address is 690 Lee Road, Wayne, Pennsylvania 19087.
**
Principal business address is One Hartford Plaza, Hartford, Connecticut 06155.
(c)
Not Applicable
Item 33. Location of Accounts and Records
Books or other documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940, as amended and the rules promulgated thereunder are maintained by the Registrant’s custodian, sub-administrator, and sub-fund accounting agent, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111, the Registrant’s transfer agent, Hartford Administrative Services Company, 690 Lee Road, Wayne, Pennsylvania 19087, the Registrant’s investment manager, Hartford Funds Management Company, LLC, 690 Lee Road, Wayne, Pennsylvania 19087, and sub-transfer agent DST Asset Manager Solutions, Inc., 2000 Crown Colony Drive, Quincy, Massachusetts 02169. Registrant’s corporate records are maintained at Hartford Funds Management Company, LLC, 690 Lee Road, Wayne, Pennsylvania 19087 and its financial ledgers are maintained at State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111.
Item 34. Management Services
Not Applicable
Item 35. Undertakings
Not Applicable

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the city of Wayne, and Commonwealth of Pennsylvania, on the 23rd day of March 2021.
THE HARTFORD MUTUAL FUNDS, INC.
By:	/s/ James E. Davey*
James E. Davey President
Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.
Signature	Title	Date
/s/ James E. Davey* James E. Davey	Director, President and Chief Executive Officer	March 23, 2021
/s/ David A. Naab** David A. Naab	Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 23, 2021
/s/ Lynn S. Birdsong* Lynn S. Birdsong	Chairman of the Board and Director	March 23, 2021
/s/ Hilary E. Ackermann* Hilary E. Ackermann	Director	March 23, 2021
/s/ Robin C. Beery* Robin C. Beery	Director	March 23, 2021
/s/ Derrick D. Cephas* Derrick D. Cephas	Director	March 23, 2021
/s/ Christine R. Detrick* Christine R. Detrick	Director	March 23, 2021
/s/ Andrew A. Johnson, Jr.* Andrew A. Johnson, Jr.	Director	March 23, 2021
/s/ Paul L. Rosenberg* Paul L. Rosenberg	Director	March 23, 2021
/s/ Lemma W. Senbet* Lemma W. Senbet	Director	March 23, 2021
/s/ David Sung* David Sung	Director	March 23, 2021
*,** By: /s/ Thomas R. Phillips Thomas R. Phillips, Attorney-in-fact * Pursuant to Power of Attorney (filed on January 28, 2021) ** Pursuant to Power of Attorney (filed herewith)		March 23, 2021

EXHIBIT INDEX
Exhibit No.	Description
j.(ii)	Consent of former Independent Registered Public Accounting Firm
q.(ii)	Power of Attorney for David A. Naab dated March 15, 2021